================================================================================
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
================================================================================


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                [X] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                [ ] FOR THE TRANSITION PERIOD FROM ______ TO ______


                        COMMISSION FILE NUMBER 001-08226



================================================================================

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

================================================================================

                                 Grey Wolf, Inc.
                         10370 Richmond Ave., Suite 600
                            Houston, Texas 77042-4136

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                     GREY WOLF DRILLING COMPANY 401(k) PLAN



                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Independent Auditors' Report                                                   1

Financial Statements:

    Statements of Net Assets Available for Plan Benefits as of
      December 31, 2001 and 2000                                               2
     Statement of Changes in Net Assets Available for Plan Benefits for
      the Year ended December 31, 2001                                         3
     Notes to Financial Statements as of December 31, 2001 and 2000            4

SUPPLEMENTAL SCHEDULES:

Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at
     End of Year) as of December 31, 2001                                      9
Schedule 2 - Schedule G, Part III - Schedule of Nonexempt
   Transactions for the Year ended December 31, 2001                          10

Signatures                                                                    11

Index to Exhibits                                                             12

Exhibit 23.1 - Independent Auditors' Consent                                  13

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors of Grey Wolf, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Grey Wolf Drilling Company 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, and the supplemental schedule G, part III - schedule of nonexempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                    KPMG LLP


Houston, Texas
July 10, 2002

                     GREY WOLF DRILLING COMPANY 401(K) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                                                2001              2000
                                                             -----------      -----------
Assets:
     Investments, at fair value                              $17,834,763       17,383,432
     Cash, noninterest-bearing                                     2,321               --
     Participant contributions receivable                        168,036          142,565
     Company contributions receivable                            116,795           83,699
     Income receivable                                             8,221               --
                                                             -----------      -----------
                 Total assets                                 18,130,136       17,609,696
Liabilities:
     Refunds of excess contributions                                  --           21,408
                                                             -----------      -----------
                 Net assets available for plan benefits      $18,130,136       17,588,288
                                                             ===========      ===========

See accompanying notes to financial statements

                     GREY WOLF DRILLING COMPANY 401(K) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2001


Additions:
     Contributions:
        Participant                                                       $  2,343,356
        Company                                                              1,359,217
        Rollover                                                                 2,565
                                                                          ------------
                 Total contributions                                         3,705,138
     Investment income (loss):
        Net depreciation in fair value of common stock                        (961,271)
        Net investment loss from mutual funds                                 (881,265)
        Net investment gain from collective trust funds                        498,699
        Interest                                                               119,118
                                                                          ------------
                 Total investment loss                                      (1,224,719)
                                                                          ------------
                 Total additions                                             2,480,419
Deductions:
     Benefits paid to participants                                           1,932,091
     Plan expenses                                                               6,480
                                                                          ------------
                 Total deductions                                            1,938,571
                                                                          ------------
                 Net increase in net assets available for plan benefits        541,848
Net assets available for plan benefits:
     Beginning of year                                                      17,588,288
                                                                          ------------
     End of year                                                          $ 18,130,136
                                                                          ============


See accompanying notes to financial statements

                     GREY WOLF DRILLING COMPANY 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    THE PLAN

       The following brief description of the Grey Wolf Drilling Company 401(k) Plan (the Plan) is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering all employees of Grey Wolf, Inc. (the Company or the Sponsor) who have one year of service of 1,000 hours and are age 18 or older except employees covered by a collective bargaining agreement and employees who are nonresident aliens with no United States source income. Effective January 1, 2001, the Company adopted the Prototype Defined Contribution Plan and Trust/Custodial Account sponsored by PW Trust Company - Basic Plan Document # 04 (the Prototype Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (b)    ADMINISTRATION AND INVESTMENTS

              The Plan is administered by the Company and advised by the board of directors of the Company. Effective January 1, 2001, PW Trust Company replaced Scudder Trust Company as trustee of the Plan. In conjunction with the change in trustees, the six mutual funds and collective trust fund held by Scudder Trust Company were liquidated and mapped by PW Trust Company into six new mutual funds and a collective trust fund. Grey Wolf, Inc. common stock and participant loans were transferred from Scudder Trust Company to PW Trust Company in-kind. Immediately following the transfer, participants could also invest their accounts in three additional mutual funds. Only 25% of the participant's total participant and Company matching contributions may be directed into Grey Wolf, Inc. common stock.

       (c)    CONTRIBUTIONS

              The Plan provides for participant pre-tax or post-tax contributions from 1% to 15% of covered compensation, subject to Internal Revenue Service (IRS) limitations. The Company matches 100% of each participant's contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation. Participants may also elect to rollover distributions from a former employer's qualified retirement plan.

       (d)    PARTICIPANT ACCOUNTS

              Under the Plan, each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the participant's weighted average account balance during the period. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                                                     (Continued)

                     GREY WOLF DRILLING COMPANY 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (e)    PARTICIPANT LOANS RECEIVABLE

              Participants are allowed to borrow a minimum of $1,000 up to maximum equal to the lessor of $50,000; $50,000 reduced by the amount by which the highest outstanding balance of all loans to the participant during the one-year period ending on the day before the date on which the loan is made, exceeds the outstanding balance of all loans to the participant on the date on which the loan is made; or 50% of the participant's vested account balance. Loans are secured by the balance in the participant account and bear interest at the prime rate at the end of the quarter, plus 1%. Furthermore, loan repayments of amortized principal and interest must be made in level payments, not less frequently than quarterly and over a period not to exceed five years from the date of the loan, unless used to acquire a principal residence.

       (f)    VESTING

              Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company's matching contributions for terminated employees is 0% for less than one year of service, graduating 20% per year to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary becomes 100% vested in the employer's contribution.

       (g)    PAYMENT OF BENEFITS

              On termination of service due to death, disability retirement, or termination a participant or their beneficiary may elect to receive an amount equal to the value of the participant's vested interest in their account in a lump sum. If a participant's account balance exceeds $5,000 at termination, the participant may elect to defer the distribution until age 70 1/2.

              Certain optional forms of payment are available to participants who had accounts prior to September 30, 1997 under the DI Industries, Inc. Salary Deferral Plan and the Grey Wolf Drilling Co. Employees' 401(k) and Profit Sharing Plan.

              In service withdrawals of pretax contribution are allowed upon attainment of age 59 1/2. In the event of proven financial hardship or attainment of normal retirement age, a participant may elect to withdraw a portion of the participant's individual account subject to certain restrictions as described in the Plan document.

              Participants may elect to receive their distribution from their Grey Wolf Inc. common stock account either in-kind and cash in lieu of fractional shares or entirely in cash.

              When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future Company contributions. Forfeitures available to reduce future Company contributions were $253,178 and $272,095 at December 31, 2001 and 2000, respectively. The available forfeitures will be reduced by the amount of reinstated participant accounts due to the partial plan termination (see note 7).

                                                                     (Continued)

                     GREY WOLF DRILLING COMPANY 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(2)    SIGNIFICANT ACCOUNTING POLICIES

       (a)    ACCOUNTING BASIS

              The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits payments are recorded when paid.

       (b)    RECLASSIFICATION

              Certain prior year amounts have been reclassified to conform with the current year presentation.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

       (d)    ADMINISTRATIVE EXPENSES

              All administrative expenses of the Plan are paid by the Company, except for loan transaction fees which are charged to the account of the participant requesting the loan.

       (e)    VALUATION OF INVESTMENTS AND INCOME RECOGNITION

              Investments in mutual funds and Grey Wolf, Inc. common stock are valued at fair value based on quoted market prices in an active market. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis.

              Interest and dividend income are recorded on the accrual basis. Net depreciation in fair value of common stock includes realized gains and losses on common stock sold during the year as well as net appreciation (depreciation) of the common stock held at the end of the year. Net investment gain (loss) from mutual funds and collective trust funds includes dividends, interest, realized gains and losses on investments units sold during the year and net appreciation (depreciation) of investments units held at the end of the year.

       (f)    GUARANTEED INVESTMENT ACCOUNTS

              The PW Trust Company Stable Value Portfolio and the Scudder Stable Value Fund are collective trust funds investing primarily in guaranteed investment contacts (GICs). The GICs are fully benefit-responsive and are recorded at contract value which approximates fair value. The interest rate of the PW Trust Company Stable Value Portfolio was 5.32% at December 31, 2001, and the effective yield of the PW Trust Company Stable Value Portfolio was 5.32% for the year ended December 31, 2001. At December 31, 2000, the Scudder Stable Value Fund interest rate was 6.36%.


                                                                     (Continued)

                     GREY WOLF DRILLING COMPANY 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(3)    INVESTMENTS

       The following table represents fair value of individual investments which exceed 5% of the Plan's net assets at December 31:

               2001:
                     Massachusetts Investors Growth Stock Fund      $  1,175,140
                     PIMCO Total Return Fund                             961,319
                     PW Trust Company Stable Value Portfolio           9,748,188
                     Grey Wolf, Inc. common stock                      1,221,513

                 2000:
                     Scudder Balanced Fund                               788,263
                     Scudder Growth and Income Fund                    1,883,971
                     Scudder Stable Value Fund                         9,539,351
                     Grey Wolf, Inc. common stock                      2,143,971
                     Participant loans                                   907,664


(4)    RISK AND UNCERTAINTIES

       The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.

(5)    GREY WOLF, INC. COMMON STOCK

       Each participant is entitled to exercise voting rights attributable to the shares of Grey Wolf, Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant. The Plan allows the Company the opportunity to sell treasury stock to the Plan. The purchase price paid by the Plan to the Company shall be the closing price on the date of purchase. No fees, commissions, or similar charges are paid by the Plan in conjunction with such purchases. During 2001, the Plan purchased all shares of Grey Wolf, Inc. common stock on the open market.

(6)    PLAN TERMINATION

       The Plan has been established to continue indefinitely. However, although it has not expressed any intent to do so, the Company has the right to terminate the Plan, in whole or in part, subject to provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

(7)    PARTIAL PLAN TERMINATION

       The Company has determined that the Plan has experienced a partial termination due to employee lay-offs in 2001. The Company is currently determining which former participants were impacted by the partial termination event. Impacted participants will be granted full vesting of their participant accounts and those participants' forfeited amounts will be reinstated and distributed as soon as administratively possible.


                                                                     (Continued)

                     GREY WOLF DRILLING COMPANY 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(8)    TAX STATUS

       On June 17, 1999, the IRS issued a determination letter stating the Prototype Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has not requested a separate determination letter from the IRS; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(9)    RELATED PARTY TRANSACTIONS

       The Plan engages in investment transactions with funds managed by Scudder Trust Company and PW Trust Company, the trustees, and parties-in-interest with respect to the Plan. The Plan also holds shares of Grey Wolf, Inc. common stock, the Plan sponsor, and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the IRC.

(10)   NONEXEMPT TRANSACTIONS

       As reported on schedule 2, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2001. Subsequent to year end, the Company remitted lost earnings to the Plan.

(11)   SUBSEQUENT EVENT

       Effective April 1, 2002, the Plan changed its trustee from PW Trust Company to American Express Trust Company and amended and restated in its entirety the Plan document. In conjunction with the Plan document restatement, the Plan administrator intends to request a determination letter from the IRS as soon as administratively possible.

                                                                      SCHEDULE 1


                     GREY WOLF DRILLING COMPANY 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

             IDENTITY OF ISSUE,                      DESCRIPTION OF INVESTMENTS INCLUDING
             BORROWER, LESSOR,                         MATURITY DATE, RATE OF INTEREST,                      CURRENT
              OR SIMILAR PARTY                       COLLATERAL, AND PAR OR MATURITY VALUE                    VALUE
     -----------------------------------   ----------------------------------------------------------   -------------------
     AIM Funds                             25,344 units of AIM Blue Chip Fund                               $   307,928

   * PaineWebber                           29,541 units of PaineWebber Tactical
                                              Allocation Fund                                                   767,474

     The American Funds                    29,280 units of EuroPacific Growth Fund                              786,761

     Franklin Tempelton Group              15,077 units of Franklin Small Cap Growth Fund                       469,944

     MFS Investment Management             91,167 units of Massachusetts Investors
                                              Growth Stock Fund                                               1,175,140

     Oppenheimer Funds                     5,876 units of Oppenheimer Capital
                                              Appreciation Fund                                                 238,350

     Seligman                              13,238 units of Seligman Capital Fund                                260,255

     The American Funds Group              29,121 units of Washington Mutual
                                              Investors Fund                                                    822,664

     PIMCO Funds                           91,904 units of PIMCO Total Return Fund                              961,319

   * PW Trust Company                      666,588 units of PW Trust Company
                                              Stable Value Portfolio                                          9,748,188

   * Riggs Funds                           265,691 units of Riggs Prime Money Market                            265,691

   * Grey Wolf, Inc.                       411,284 shares of Grey Wolf Inc. common stock                      1,221,513

   * Participant loans                     Loans receivable bearing interest at 9.5%
                                              with maturities ranging from 12 to 120 months                     809,536
                                                                                                            -----------
                                                                                                            $17,834,763
                                                                                                            ===========
   * Party-in-interest.

See accompanying independent auditors' report.

                                                                     SCHEDULE 2


                     GREY WOLF DRILLING COMPANY 401(k) PLAN

           Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 2001

                            RELATIONSHIP TO                                                                              INTEREST
                            PLAN, EMPLOYER,            DESCRIPTION OF TRANSACTIONS, INCLUDING                           INCURRED ON
    Identity of                OR OTHER                   MATURITY DATE, RATE OF INTEREST,               AMOUNT           LOAN IN
   party involved          PARTY-IN-INTEREST               COLLATERAL, AND MATURITY VALUE                LOANED             2001
---------------------    ----------------------   -------------------------------------------------     --------        ------------
Grey Wolf, Inc.          Employer                 Lending of monies from the Plan to the employer
                                                     (participant contributions and loan repayments
                                                     not timely remitted to the Plan) as follows:
                                                        Deemed loan dated
                                                           January 24, 2001,
                                                           maturity March 3,
                                                           2001, with interest
                                                           at 9.0% per annum                            $168,868           1,582

                                                        Deemed loan dated February 23, 2001,
                                                           maturity March 5, 2001, with interest
                                                           at 9.0% per annum                             187,077             507


See accompanying independent auditors' report.

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the board of directors of Grey Wolf, Inc., which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date :   July 10, 2002




                                        GREY WOLF DRILLING
                                        COMPANY 401(k) PLAN




                                        By: /S/ Gary D. Lee
                                             --------------
                                        Gary D. Lee
                                        Senior Vice President - Human Resources
                                        for Grey Wolf, Inc. and Grey Wolf
                                        Drilling Company 401(k) Plan
                                        Administrative Committee Member

                                INDEX TO EXHIBITS









EXHIBIT NO.                      DESCRIPTION
-----------                      -----------
  23.1                           Independent Auditors' Consent